Filed by Peugeot S.A.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Peugeot S.A.

PSA GROUPE

FCA FIAT CHRYSLER AUTOMOBILES

PROPOSED MERGER

BUILDING A LEADER FOR A NEW ERA IN SUSTAINABLE MOBILITY

DECEMBER 18, 2019

 By reading the following document, you agree to be bound by the following limitations and qualifications:This document is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This document should not be construed in any manner as a recommendation to any reader of this document.This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017.  PSA AND FCA PROPOSED MERGER – December 18, 2019  2  An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission (“SEC”). Shareholders of Peugeot S.A. (“PSA”) and Fiat Chrysler Automobiles N.V. (“FCA”) who are U.S. persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the SEC because it will contain important information relating to the proposed transaction. You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders in the United States.  I M P O R TA N T N OT I C E

 S A F E H A R B O R S TAT E M E N T  PSA AND FCA PROPOSED MERGER – December 18, 2019  3  This document contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the expectations of FCA and PSA (the “Parties”) as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Parties’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the ability of PSA and FCA and/or the combined group resulting from the proposed transaction (together with the Parties, the “Companies”) to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Companies’ ability to expand certain of their brands globally; the Companies’ ability to offer innovative, attractive products; the Companies’ ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous- driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation;  exposure to shortfalls in the funding of the Parties’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Companies’ business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Companies’ vehicles; the Companies’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; uncertainties as to whether the proposed business combination discussed in this document will be consummated or as to the timing thereof; the risk that the announcement of the proposed business combination may make it more difficult for the Parties to establish or maintain relationships with their employees, suppliers and other business partners or governmental entities; the risk that the businesses of the Parties will be adversely impacted during the pendency of the proposed business combination; risks related to the regulatory approvals necessary for the combination; the risk that the operations of PSA and FCA will not be integrated successfully and other risks and uncertainties.Any forward-looking statements contained in this document speak only as of the date of this document and the Parties disclaim any obligation to update or revise publicly forward-looking statements. Further information concerning the Parties and their businesses, including factors that could materially affect the Parties’ financial results, are included in FCA’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB and PSA’s filings with the AFM.

PSA GROUPE FCA FIAT CHRYSLER AUTOMOBILES

Groupe PSA and FCA aim to create

A LEADER FOR A NEW ERA IN SUSTAINABLE MOBILITY

- Developing new, leading and clean mobility solutions
- Offering best-in-class technologies and services to meet the needs of all customers
- Leveraging efficiency and agility on larger volumes
- Combining strengths and core competencies

PSA AND FCA PROPOSED MERGER – December 18, 2019 4

MOBILITY LONG-TERM INDUSTRY TRENDS

CREATES OPPORTUNITIES FOR NEW MOBILITY SOLUTIONS

Worldwide urban rural population (billion)



10
9
8
7
6
5
4
3
2
1
0
By 2050, twice as many people will live in cities as in rural areas
Since 2007, the world has been more urban than rural
Urban
Rural
3.3 billion
4.2 billion
6.3 billion
3.3 billion
3.4 billion
3.1 billion
1951
1960
1970
1980
1990
2000
2007
2019
2030
2040
2050

Source: UN Wold Urbanization Prospects

Industry Trends

COST OF MOBILITY	CO_2 CHALLENGE
MARKET DIVERGENCE	TECHNOLOGY BREAKTHROUGH

PSA GROUPE

PSA AND FCA PROPOSED MERGER – December 18, 2019

FCA FIAT CHRYSLER AUTOMOBILES

5

COMPELLING STRATEGIC RATIONALE

CREATING A MOBILITY CHAMPION

PSA GROUPE

STRENGTHS

- Global class-leading profitability
- Solid presence across Europe
- Strong core model strategy
- Smartly addressing CO_2 emissions
- Successful PSA turnaround and Opel Vauxhall integration
- Mobility provider with Free2Move

CHALLENGES

- Limited presence outside Europe
- Addressing long-term industry trends

PSA GROUPE | FCA FIAT CHRYSLER AUTOMOBILES

Opportunities

Balance global footprint

Optimize platform and engine families

Scale for procurement and capex

Accelerate development in all technologies and new businesses

FCA FIAT CHRYSLER AUTOMOBILES

STRENGTHS

- Margins amongst industry leaders in North America and Latin America
- Solid presence in Latin America
- Strong SUV and pickup truck line-up
- Premium / luxury brand experience
- Successful merging Fiat and Chrysler
- Numerous technology partnerships

CHALLENGES

- Operating profit in Europe
- Addressing long-term industry trends

PSA GROUPE
PSA AND FCA PROPOSED MERGER – December 18, 2019
FCA FIAT CHRYSLER AUTOMOBILES 6

BUILDING A LEADER FOR A NEW ERA IN SUSTAINABLE MOBILITY

BENEFITS FROM COMBINING STRENGTHS AND CORE COMPETENCIES

- 4th largest OEM by volume, with balanced global footprint
- Robust combined company margins in North America, Europe and Latin America at inception
- Solid combined balance sheet
- Broad and complementary brand portfolio with solid market presence across all segments
- Extensive and growing capabilities in electrified powertrain, autonomous driving and digital connectivity
- ~€3.7 billion of estimated annual synergies at steady state, without any plant closures
- Combined management team recognized for exceptional value creation and success in previous combinations

AT FOREFRONT OF PRODUCTS, SERVICES AND MOBILITY SOLUTIONS FOR AN EVOLVING MARKET

PSA AND FCA PROPOSED MERGER – December 18, 2019 7

KEY TERMS

PROPOSED TRANSACTION STRUCTURED AS 50/50 MERGER

Proposed Transaction Structure	All-stock cross-border merger of Groupe PSA and FCA resulting in a Dutch company (DutchCo) 50/50 resulting ownership between Groupe PSA and FCA shareholders [1]
Exchange Ratio	To achieve 50/50 ownership: o Groupe PSA shareholders would receive 1.742 DutchCo shares for each PSA share o FCA shareholders would hold 1 DutchCo share for each FCA share
Ordinary Dividends	Each company will distribute a €1.1 billion ordinary dividend in 2020 related to FY 2019 results, subject to approval by each company's Board of Directors and shareholders
Extraordinary Distributions	• Prior to transaction completion, shareholders of the respective companies to receive: o Groupe PSA's 46% stake in Faurecia to PSA shareholders o €5.5 billion extraordinary dividend to FCA shareholders • Promptly following closing, Comau will be separated for the benefit of the shareholders of DutchCo
Major Shareholders	Ownership in DutchCo based on current shareholdings in respective companies [1]: o EXOR N.V. ~ 14% o EPF/FFP ~ 6% o Bpifrance Participations SA ~ 6% o Dongfeng Motor Group (DFG) ~ 6% [2]

(1) Based on fully diluted shares outstanding at Sep 30 '19, excluding GM warrants and net of treasury shares, and before a potential acquisition by PSA of 30.7 million shares from DFG

(2) Prior to completion of the transaction, DFG will sell 30.7 million shares to PSA (in which case they will be cancelled prior to closing) and/or to third parties (including on the market). Following the sale of these 30.7 million shares by DFG, ownership by DFG will be reduced to 4.5% of DutchCo.

PSA GROUPE
PSA AND FCA PROPOSED MERGER – December 18, 2019
FCA FIAT CHRYSLER AUTOMOBILES
8

KEY TERMS

GOVERNANCE STRUCTURE DESIGNED TO ENSURE DUTCHCO SUCCESS

Governance	• Chairman: John Elkann, with an initial term of 5 years • CEO: Carlos Tavares, with an initial term of 5 years
Board of Directors	• Board of Directors initially consists of 11 members, majority of non-executive members will be independent o 5 members to be nominated by Groupe PSA, including a Senior Independent Director and Vice Chairman, comprised of nominees from Groupe PSA (2 members), Bpifrance Participations SA (1 member), EPF/FFP (1 member) and employees (1 member) o 5 members to be nominated by FCA comprised of nominees from FCA (2 members), EXOR N.V. (2 members, including Chairman) and employees (1 member) o CEO • Senior Independent Director and Vice Chairman with initial terms of 5 years, other directors will have an initial term of 4 years, with any additional terms to be in 2 year increments
Corporate Structure	DutchCo headquartered in the Netherlands, with operational headquarters in France, Italy and U.S.
Voting Rights	• No carryover of existing double voting rights • Double voting rights through loyalty shares available to all shareholders holding shares in DutchCo for 3 years after completion of merger • Loyalty voting program will not operate to grant voting rights to any single shareholder exceeding 30% (1) of the total votes cast in a shareholders meeting
Shareholders Restrictions	• 7-year standstill applied to EXOR N.V., Bpifrance Participations SA, DFG and EPF/FFP (2) • 3-year lock-up applied to EXOR N.V., Bpifrance Participations SA and EPF/FFP (3)
Stock Listings	Euronext Paris, Borsa Italiana (Milan) and New York Stock Exchange

(1) No blocking minority in a Dutch entity; all the decisions made by simple majority of votes of quorum >50%

(2) EPF/FFP would be permitted to increase its shareholding by up to 2.5% in DutchCo (or 5% at the PSA level), only by acquiring shares from Bpifrance and DFG and/or on markets (up to 1% of the shares of DutchCo (or 2% at the PSA level) plus the percentage of shares sold by Bpifrance other than to EPF/FFP, subject to overall maximum of 2.5% at the DutchCo level and of 5% at the PSA level)

(3) DFG will be subject to a lock up until the completion of the transaction for the balance of its participation in PSA, resulting in an ownership of 4.5% of DutchCo. Bpifrance will be permitted to reduce its shareholdings by 5% in PSA or 2.5% in DutchCo

PSA GROUPE

PSA AND FCA PROPOSED MERGER – December 18, 2019

FCA FIAT CHRYSLER AUTOMOBILES 9

COMBINING TWO GLOBAL AUTOMOTIVE OEMS

CREATION OF 4TH LARGEST AUTOMOTIVE MANUFACTURER BY VOLUME, 3RD LARGEST BY REVENUES



2018 Calendar year global sales, including JVs
million units
#4
10.8
10.8
10.6
8.7
8.4
7.4
6.0
5.7
5.3
4.8
3.9
3.9
1.2
TOYOTA
PSA
FCA
GM
HYUNDAI
KIA
Ford
NISSAN MOTOR COMPANY
HONDA
FCA (1)
PSA (2)
GROUPE RENAULT

(1) FCA sales include sales primarily by dealers and distributors (including joint ventures)
(2) Groupe PSA consolidated world sales include assembled vehicles, CKDs and vehicles under license
Source: Company information, IHS Global Insight

PSA GROUPE
PSA AND FCA PROPOSED MERGER – December 18, 2019
FCA
10

COMBINED COMPANY FINANCIAL STRENGTH

COMBINING TWO EFFICIENT AUTOMOTIVE OEMS

€ billion, except as otherwise stated	Year Ended December 31, 2018		
	FCA (Excluding Magneti Marelli)	PSA (Excluding Faurecia)	FCA PSA Aggregated [1] (Pre-Synergies)
Sales including JVs [2] (million units)	4.8	3.9	**8.7**
Net Revenues	110.4	58.6	**169.0**
Operating Profit	6.7 (Adjusted EBIT)	4.4 (Recurring Operating Income)	**11.2**
Operating Profit Margin	6.1% (Adjusted EBIT Margin)	7.6% (Recurring Operating Margin)	**6.6%**
Automotive Operational Free Cash Flow	4.4 (Industrial Free Cash Flows)	3.1 (Free Cash Flow)	**7.5**

(1) Simple aggregation of FCA (excluding Magneti Marelli) and PSA (excluding Faurecia) FY 2018 results prior to any required accounting adjustments
(2) FCA sales include sales primarily by dealers and distributors (including joint ventures); Groupe PSA consolidated world sales include assembled vehicles, CKDs and vehicles under license
(3) 2016 - 2018 figures exclude Magneti Marelli. All years exclude Ferrari.
(4) Includes results from Opel/Vauxhall acquisition from Aug 1 '17
Figures may not add due to rounding
Source: Company information

FCA Adjusted EBIT Margin [3]



3.6%
4.3%
5.4%
6.3%
6.1%
2014
2015
2016
2017
2018

PSA Recurring Operating Margin (excluding Faurecia)



0.6%
5.0%
6.1%
6.0%
7.6%
2014
2015
2016
2017 (4)
2018

PSA AND FCA PROPOSED MERGER – December 18, 2019
11

FINANCIAL POSITION AND LIQUIDITY

COMBINED COMPANY TO HAVE STRONG BALANCE SHEET PROVIDING FINANCIAL FLEXIBILITY

€ billion	FCA (Excluding Magneti Marelli)	PSA (Excluding Faurecia)	FCA PSA Aggregated [1] (Pre-Synergies & Pre-Dividends)
	As of June 30, 2019		
Automotive Net Cash Position	3.3	10.5	**13.8**
Cash, Cash Equivalents and Current Debt Securities [2]	15.8	15.7	**31.5**
Undrawn Committed Credit Lines	7.7	3.0	**10.7**
Total Available Liquidity	23.5	18.7	**42.2**

- Combined company to have strong balance sheet and high level of liquidity
- Ample headroom to execute strategic plan and invest in new technologies
- Investment grade credit rating expected

(1) Simple aggregation of FCA (excluding Magneti Marelli) and PSA (excluding Faurecia) as of Jun 30 '19 results prior to any required accounting adjustments and is not reflective of €5.5B dividend to be paid to FCA shareholders prior to transaction closing

(2) Current debt securities are comprised of short term or marketable securities which represent temporary investments that do not satisfy all the requirements to be classified as cash equivalents as they may not be readily convertible to cash or they are subject to significant risk of change in value (even if they are short-term in nature or marketable)

Source: Company information

PSA AND FCA PROPOSED MERGER – December 18, 2019

12

                                                       (3)  Based on first manufactured carRam separated from Dodge brand in 2009The first DS car was manufactured in 1955 as a part of the Citroën brand. DS became an independent premium brand in 2014.      1941  2009  2014  DateEstablished  1896 1899 1903 1906 1910 1914  1919 1925  (2)  (1)     (1)  (1)                        I C O N I C A U TO M OT I V E B R A N D SW E L L - E S T A B L I S H E D B R A N D S W I T H N A T I O N A L R O O T S  PSA AND FCA PROPOSED MERGER – December 18, 2019  13

BROAD-BASED PORTFOLIO OF BRANDS

FULL MARKET COVERAGE WITH SIGNIFICANT PORTFOLIO SYNERGY OPPORTUNITIES

	Luxury	Premium	Mainstream		
			SUV	Pass Car/ CUV/MPV	Truck/LCV
FCA	MASERATI	ALFA ROMEO	Jeep	FIAT, LANCIA, DODGE, CHRYSLER	RAM, FIAT PROFESSIONAL
PSA GROUPE		DS AUTOMOBILES		PEUGEOT, Opel	CITROËN, VAUXHALL



2018 Global Sales (2)
8.7M
units
37%
35%
8%
11%
9%
Pass Car
UV (1)
MPV (1)
LCV
Truck

(1) Multi-purpose vehicles (MPV) and utility vehicles (UV), which include SUVs and CUVs, are typically considered passenger cars in Europe

(2) Groupe PSA consolidated world sales include assembled vehicles, CKDs and vehicles under license; FCA includes sales primarily by dealers and distributors (including joint ventures)

Source: Company information

PSA GROUPE

PSA AND FCA PROPOSED MERGER – December 18, 2019

FCA FIAT CHRYSLER AUTOMOBILES

14

COMPLEMENTARY PRESENCE IN KEY REGIONS

COMBINED COMPANY TO HAVE BETTER GEOGRAPHIC BALANCE

PSA GROUPE

2018 Global Revenues
(excluding Faurecia)



€59B
88%
4%
4%
Europe
Eurasia
Middle East & Africa
India & Pacific
China & SE Asia
Other
Latin America

PSA GROUPE | FCA FIAT CHRYSLER AUTOMOBILES

2018 Global Revenues Aggregated [1]
(Pre-Synergies)



Other – €19B
11%
Europe, Middle East & Africa and Eurasia – €77B
46%
€169B
43%
North America – €73B

FCA FIAT CHRYSLER AUTOMOBILES

2018 Global Revenues
(excluding Magneti Marelli)



2%
7%
4%
21%
€110B
66%
North America
EMEA
APAC
LATAM
Maserati & Other (2)

(1) Simple aggregation of PSA (excluding Faurecia) and FCA (excluding Magneti Marelli) FY 2018 results prior to any required accounting adjustments
(2) Includes Components business, other activities, unallocated items and eliminations
Source: Company information

PSA GROUPE PSA AND FCA PROPOSED MERGER – December 18, 2019 FCA FIAT CHRYSLER AUTOMOBILES 15

 I N V E S T M E N T S P E N D I N G  S Y N E R G I E S T O O P T I M I Z E C O M B I N E D S P E N D I N G A N D E F F E C T I V E L Y A D D R E S S  N E W M O B I L I T Y T R E N D S  Fiscal year filer – figures represent Apr 1 ’18 to Mar 31 ‘19 investment spendingRepresents normalized annual spending due to low spending level in FY 2018 (€6.8B)Note: Represents total Company capex and R&D (capitalized and expensed excluding amortization expense)Figures translated at the following 2018 YTD average FX rates: USD/Euro = 1.181; Yen/Euro = 130.4; Kwon/Euro = 1299.1 Figures may not add due to roundingSource: Company information        13.7  11.1  5.4  7.4  6.6  4.7  3.3  3.9  2.7  3.7  2.1  13.6  8.0  6.5  6.6  6.9  6.3  3.5  4.0  3.5  2.1  3.0                      (ex. Faurecia)(ex. Magneti Marelli)      (ex. Faurecia)  14.0  13.5  5.9  5.0    (ex. Magneti Marelli)  ~10.0 (2)  ~15.0      Mobility Solutions Connected Car New Energy Vehicle    Autonomous Driving    Year ended Dec 31 ‘18€ billion27.4  R&D (Capitalized & Expense)  Capex    7.9    6.2    Normalized    Normalized  (1)19.2  11.0 (1)        11.9    6.8  PSA AND FCA PROPOSED MERGER – December 18, 2019  16  (1)

MERGER SYNERGIES

ANNUAL SYNERGIES OF ~€3.7B EXPECTED TO BE GENERATED AT STEADY STATE

Annual Synergies at Steady State

1. Product Related Expenses (Vehicle, Powertrain and Manufacturing)
   - Convergence of vehicle platforms
   - Consolidation of investments on ICE powertrain, electrification and other technologies
   - Manufacturing process and tooling efficiencies
2. Purchasing
   - Enhanced volumes unleashing scale economies
   - Best price alignment and access to new suppliers
3. Other
   - Multiple areas of joint savings, primarily marketing, IT, logistics and G&A

Total



~40%
~40%
~20%
~€3.7B

~80% of synergies expected to be achieved by Year 4

Estimated synergies net cash flow positive from Year 1

Cumulative implementation costs ~€2.8 billion

PSA GROUPE
PSA AND FCA PROPOSED MERGER – December 18, 2019
FCA FIAT CHRYSLER AUTOMOBILES
17

PLATFORM AND POWERTRAIN CONVERGENCE

SYNERGIES AND SCALE FROM CONVERGENCE PLANS, AS WELL AS HIGHER PARTS COMMONIZATION

- Continue to serve all customers needs while optimizing number of platforms and powertrain families
- Top 2 platforms will represent ~2/3 of combined company's steady state volumes
- Volume for each top 2 platforms to reach industry benchmark levels
- Improved manufacturing and R&D efficiency
- Higher level of parts commonization


Platform Volume
FCA + PSA unit volume at steady state
> 3 million
> 2.6 million
Compact/Mid-size
Small

PSA
PSA AND FCA PROPOSED MERGER – December 18, 2019
FCA
18

EUROPE CO_2 COMPLIANCE PLAN

BOTH COMPANIES ON TRACK TO ACHIEVE COMPLIANCE IN 2020 WITH SYNERGIES IN FUTURE YEARS

2020

PSA GROUPE



- 2 multi-energy flexible platforms to master market electrification ramp-up
- BEV or PHEV version for each new launch beginning in 2019
- 7 PHEV and 7 BEV models in market
- Fully compliant from Day 1

FCA FIAT CHRYSLER AUTOMOBILES

% Contribution to CO_2 Compliance



100
Pooled Credit Deployment
Electrification (mHEV, PHEV, BEV)
Conventional Technology (small turbos, ESS, etc.)
0

- Launch 1 BEV and 3 PHEV models
- Launch 3 12-volt mHEV models
- Compliance achieved through deployment of conventional technology, electrification and credit pooling

2021 and Beyond

PSA GROUPE FCA FIAT CHRYSLER AUTOMOBILES

- Combined company on track to achieve compliance in 2021
- All new vehicles for both companies will offer electrified versions
- Convergence plan to improve compliance at steady state:
  - Fitting "best-of-best" existing powertrain and CO_2 technological solutions in the short/medium-term
  - Combined company to accelerate development of electrification technologies leveraging mutual capabilities and "centers of excellence"

PSA GROUPE PSA AND FCA PROPOSED MERGER – December 18, 2019 FCA FIAT CHRYSLER AUTOMOBILES 19

ENHANCED INNOVATION AND DEVELOPMENT CAPABILITIES

COMBINING INTERNAL EXPERTISE WITH PARTNERSHIPS TO DEVELOP LEADING MOBILITY SOLUTIONS

	Mobility & Autonomous Driving	Connectivity
PSA GROUPE	FREE2MOVE · APTIV · EASY MILE • "Autonomous Vehicle for All" program with focus on Level 2 and 3 for passenger cars, partnering with APTIV • Various cooperations on advanced engineering on Level 4 and 5 (e.g. Vinci, Easymile, AIMotive, Vedecom)	orange · HARMAN · TomTom • Strong focus on connectivity; Internet Of Things (IOT) platform developed; already 6 million connected cars on CVMP platform • Connected services offered by Free2Move mobility brand • Partnership with Harman on in-vehicle infotainment system
FCA FIAT CHRYSLER AUTOMOBILES	WAYMO · APTIV · BMW • Partnering to deploy self-driving technology across the vehicle portfolio, including commercial vehicles • Collaborating with Waymo on development of first significant fully-autonomous system in the market • L2+ system available on premium and high-end vehicles starting in 2020	Google · HARMAN · transatel • FCA's new global "ecosystem" for connected vehicles enhanced by partnerships to provide benefits from a broad array of services

PSA GROUPE
PSA AND FCA PROPOSED MERGER – December 18, 2019
FCA FIAT CHRYSLER AUTOMOBILES
20

STATUS AND NEXT STEPS

TRANSACTION CLOSING EXPECTED IN 12 – 15 MONTHS

Status	• Following unanimous approval of PSA's Supervisory and Managing Boards, as well as FCA's Board of Directors, PSA and FCA have signed binding Combination Agreement for 50/50 merger • Both parties completed due diligence process • Approvals obtained from works councils/labor unions
Next Steps	• Both companies to convene Extraordinary General Meetings for their respective shareholders to approve transaction • Anti-trust and regulatory approvals • Transaction closing expected in 12 – 15 months, subject to customary closing conditions

PSA GROUPE

PSA AND FCA PROPOSED MERGER – December 18, 2019

FCA FIAT CHRYSLER AUTOMOBILES

21

Proposed merger would create

A LEADER FOR A NEW ERA IN SUSTAINABLE MOBILITY

- Well positioned to effectively address new mobility trends
  - 4th largest OEM with robust combined company margins in North America, Europe and Latin America at inception
  - Broad and complementary brand portfolio
  - Strong presence in key vehicle segments and key regions
  - Solid combined balance sheet
- Opportunity to create significant value for all stakeholders
  - Significant platform and powertrain convergence opportunities
  - ~€3.7 billion annual estimated synergies at steady state
- Execution risk minimized
  - Combined management team with successful OEM combination experience
  - Complementary technology expertise to address global CO_2 challenges

PSA AND FCA PROPOSED MERGER – December 18, 2019 22

 A P P E N D I X  PSA AND FCA PROPOSED MERGER – December 18, 2019  23

COMPLEMENTARY PRESENCE IN KEY REGIONS

COMBINED COMPANY TO HAVE BETTER GEOGRAPHIC BALANCE

PSA

2018 Global Unit Sales [1]



4%
7%
8%
3.9M
units
80%
Europe
Middle East & Africa
India & Pacific
China & SE Asia
Latin America
Eurasia

PSA / FCA

2018 Global Unit Sales Aggregated [2]



North America – 2.5M
Market share: ~12%
29%
8.7M
units
56%
Europe, Middle East & Africa and Eurasia – 4.9M
Market share: ~20%
9%
6%
Latin America – 0.8M
Market share: ~17%
Asia Pacific – 0.5M
Market share: ~1%

FCA

2018 Global Unit Sales [3]



12%
5%
4.8M
units
53%
30%
North America
EMEA
APAC
LATAM

(1) Groupe PSA consolidated world sales include assembled vehicles, CKDs and vehicles under license
(2) Market share and rank based on IHS light vehicle sales as of Nov '19
(3) FCA sales include sales primarily by dealers and distributors (including joint ventures)

Source: Company information

PSA AND FCA PROPOSED MERGER – December 18, 2019 24

EUROPE

ENHANCE PSA'S CLASS LEADING PROFITABILITY WITH VOLUME IN KEY SEGMENTS

FY 2018 Combined Sales (1, 3)



Sales (000 units)
PSA GROUPE
FCA
Passenger Car
A
Citroën C1
Fiat 500
563
B
Opel Vauxhall Corsa
Lancia Ypsilon
863
C (2)
Peugeot 308
Alfa Romeo Giulietta
508
B-SUV
Peugeot 2008
Jeep Renegade
682
C-SUV
Citroën C5 Aircross
Jeep Compass
454
LCV
Citroën Jumpy
Fiat Ducato
844
PSA
FCA

Combined Sales History (4, 5)



Sales (000 units)
PSA
FCA
2010: 2,971; PSA 1,700; FCA 1,271
2011: 2,864; PSA 1,700; FCA 1,164
2012: 2,761; PSA 1,781; FCA 980
2013: 2,568; PSA 1,648; FCA 920
2014: 2,682; PSA 1,725; FCA 957
2015: 2,945; PSA 1,864; FCA 1,081
2016: 3,165; PSA 1,930; FCA 1,235
2017: 3,674; PSA 2,379; FCA 1,295
2018: 4,382; PSA 3,106; FCA 1,276
YTD Sep '19: 3,152; PSA 2,247; FCA 905

Key Strengths

- PSA and FCA combined are a leading OEM in Europe by market share[3]
- PSA has leading profitability and segment coverage
- Leverage FCA's existing car parc (>15M units for A and B-segments combined)
- PSA's successful and prompt turnaround of Opel/Vauxhall
- 100% of PSA's portfolio to be electrified in 2025
- PSA's smart approach to be CO_2 compliant from Day 1

(1) Does not include all segments
(2) Combination of C1, C2 and CDV as per IHS
(3) As per IHS light vehicle sales data as of Nov '19
(4) FCA sales include sales primarily by dealers and distributors (including joint ventures); Groupe PSA consolidated world sales include assembled vehicles, CKDs and vehicles under license
(5) PSA includes Opel/ Vauxhall sales from Aug 1 '17
Figures may not add due to rounding

PSA GROUPE
PSA AND FCA PROPOSED MERGER – December 18, 2019
FCA
25

NORTH AMERICA

SOLID PRESENCE IN KEY HIGH MARGIN SEGMENTS WITH ACTIONS TO SUSTAIN PROFITABILITY

Pickup Growth



All-new 1500 | 1500 Classic | All-new Heavy Duty



25.7%
North America Sales (000 units)
Total U.S. Market Share (LD+HD)
14.5%
257
310
359
432
519
532
572
590
612
531
Heavy Duty
Light Duty
2010
2011
2012
2013
2014
2015
2016
2017
2018
YTD Sep '19

Ram large pickup U.S. average transaction prices have increased > $10,000 since 2010

Source: Company information

Key Product Actions

White-space Products | Renewal



3-row E-SUV SOP Q4 '20 | Grand Wagoneer SOP Q1 '21 | Wagoneer SOP Q1 '21 | Grand Cherokee SOP Q2 '21



North America Sales (000 units)
345
486
538
558
789
974
1,023
912
1,058
767
2010
2011
2012
2013
2014
2015
2016
2017
2018
YTD Sep '19

North America Profitability



Adjusted EBIT
€ billion
% = Adjusted EBIT Margin
2.4
5.6%
2.2
4.8%
2.2
4.2%
4.5
6.4%
5.1
7.4%
5.2
7.9%
6.2
8.6%
4.6
8.8%
2012
2013
2014
2015
2016
2017
2018
YTD Sep '19

Effective Jun '11, Chrysler Group LLC was fully consolidated by Fiat S.p.A.. Full year data for North America region not available prior to 2012.

PSA AND FCA PROPOSED MERGER – December 18, 2019

26

Adjusted EBIT€ billion  L AT I N A M E R I C AO P P O R T U N I T Y T O F U R T H E R E N H A N C E F C A A N D P S A ’ S P O S I T I O N S I N B R A Z I L A N D A R G E N T I N A  FCA’s Sustained Profitability            (000 units)  (000 units)              1.1  0.6  0.3  (0.1)   0.0   0.2  0.4  0.4  YTDSep ‘19  2012 2013 2014 2015 2016 2017 2018Effective Jun ‘11, Chrysler Group LLC was fully consolidated by Fiat S.p.A.. Full year data for Latin America region not available prior to 2012.          Recession      Only OEM to sustain profitability through cycle              YTDSep ‘19            765  760  845  771  706  483  365  380  434  180  181  139  123  87  55  52  48  45  33407  945 941 984  894  793  538  417 428  479  440    2010 2011 2012 2013 2014 2015 2016 2017 2018 YTDSep ‘19  Figures may not add due to rounding Source: Company information                                      71  PSA AND FCA PROPOSED MERGER – December 18, 2019  27  95  85  111  88  74  79  105  99  45  87  113  114  145  84  70  96  110  75  30  158  208 199  256  172  144  175  215  174  75  2010 2011 2012 2013 2014 2015 2016 2017 2018  Argentina Combined Sales History  Brazil Combined Sales History